Exhibit 99.1
30 July 2008
Cadbury Reports Strong First Half
Confirms Outlook for Full Year and Commitment to Mid-Teens Margin Goal
First Half 2008 Highlights
•	Revenue momentum continues: above goal range growth at +7%

•	Good growth across all categories: revenue growth +13% in emerging markets

•	Focus brands +9% driven by CDM +9%, Trident +12% and Halls +13%

•	Underlying margins +190bps: good progress on cost reduction initiatives

•	Price realisation offsetting increases in input costs

•	Demerger of Dr Pepper Snapple Group completed
   (except where stated all movements are at constant exchange rates – see Basis of Preparation on page 2 for impact of exchange)
Roger Carr, Cadbury’s Chairman said: “These results demonstrate the merit of focus, the pricing power of the brands and the determination of management to build profitable growth.  Against a background of more challenging economic conditions, we will take whatever measures are necessary in costs, prices, organisation structure and business portfolio to underpin and deliver the performance commitments we have made for 2008 and beyond.”
Todd Stitzer, Cadbury’s CEO said: “We’ve had a strong first half with revenue growth ahead of our goal range and margins significantly ahead of last year. We remain confident of a successful outcome for 2008 with revenue growth around the top end of our goal range and margins in line with current market consensus. Despite difficult economic conditions, we are committed to deliver mid-teens margins by 2011.”

		Re-	Reported	Constant
		presented	Currency	Currency [2]
£ millions	2008	2007	Growth %	Growth %

Revenue	2,653	2,326	+14	+7

Underlying Profit from Operations[1]	248	168	+48	+35
Restructuring & other non-underlying items	(100)	(53)
Profit from Operations	148	115	+29	+11

Underlying Profit before Tax [1]	223	153	+46	+33
Profit before Tax	143	112	+28	+12

Discontinued Operations	(53)	118

Underlying EPS Continuing Ops[1]	8.4p	5.2p	+62	+48

Reported EPS Continuing Ops	8.9p	3.1p
Reported EPS Continuing & Discontinued Ops	6.0p	8.7p	-31	-33

Proforma EPS – Continuing Ops[3]	11.7p	8.0p	+46	+34

Dividend per share	5.3p	5.0p	+6	n/a

[1]	Cadbury plc believes that underlying profit from operations, underlying profit before tax and underlying earnings per share provide additional information on underlying trends to shareholders. The term underlying is not a defined term under IFRS, and may not be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit. A full reconciliation between underlying and reported measures is included in the segmental reporting and reconciliation of underlying measures note.

[2]	Constant currency growth excludes the impact of exchange rate movements during the period.

[3]	As a result of the scheme of arrangement to replace Cadbury Schweppes plc with Cadbury plc as the new holding company of the Group and the subsequent demerger of Americas Beverages, the shares of the Group were restructured with 100 Cadbury Schweppes shares being replaced with 64 Cadbury shares and 12 shares in DPSG. Proforma EPS calculates underlying earnings per share of the continuing Group with reference to the underlying net profit from continuing operations of £158m (2007 - £107m) and assumes that the share consolidation was in place for the entire period in both 2007 and 2008 resulting in the proforma weighted average number of shares used to calculate proforma EPS of 1,345m (2007 - 1,335m).

Basis of Preparation
Following the completion of the demerger on 7 May 2008, Americas Beverages is classified as a discontinued operation in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” and the results, including prior periods, together with an allocation of interest relating to the debt demerged, is presented within Discontinued Operations at the bottom of the Income Statement. From 2008, certain confectionery costs in respect of central supply chain, commercial and science & technology, previously included in central costs, have been charged to the regions with prior periods represented on a comparable basis. Ongoing business improvement costs of approximately 0.5% of revenue are included within underlying profit from operations as, although the impact on regional profits may vary year on year, these are expected to be incurred at similar levels each year at a consolidated level as they relate to the maintenance of an efficient business. Comments on the Group and regional performances in the commentaries on pages 2 to 7 are made on the continuing business, excluding discontinued operations. Comments on movements in revenues, underlying profit from operations and margins are made on a constant exchange rate basis. In the first half of 2008, movements in exchange rates, primarily the Euro, US Dollar and the Australian Dollar increased continuing Group Revenue by 7%, Underlying Profit before Tax by 13% and Underlying EPS by 14%. The contribution from acquisitions and disposals during the period equates to the first twelve months’ impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date then it is included within the base business results.
FIRST HALF RESULTS OVERVIEW
(CONTINUING OPERATIONS)

				Business
		Base	Acq/	Improvement
£ millions	2007	Business	Disposals	Costs Change	Exchange	2008

Revenue	2,326	170	(11)	—	168	2,653
- year-on-year change		+7.3%	-0.5%		+7.3%	+14.1%
Underlying Profit from Operations	168	61	(2)	—	21	248
- year-on-year change		+36.3%	-1.2%		+12.5%	+47.6%
Underlying Operating Margin	7.2%	+200bps	-10bps		+20bps	9.3%

The Group performed strongly in the first half with growth in revenues and margins driving significant increases in underlying profits and earnings. Exchange rate movements, principally the Euro and Australian dollar against sterling, boosted revenues and profits, contributing 20 bps to underlying operating margins.
Base business revenue growth of 7% was ahead of our 4% - 6% goal range and in line with guidance given at our June trading update. Acquisitions net of disposals had a modest negative impact in the half. Exchange rate movements had a beneficial impact on revenues with reported revenues ahead by 14%.
Our continued strong revenue momentum reflected a combination of: robust growth in the confectionery category; our greater exposure to higher growth categories and emerging markets; and greater focus on our more advantaged brands, markets and customers. Performance also benefited from a further increase in marketing in the half which was ahead by 12% at constant exchange rates or 70 bps as a percentage of revenues.
Confectionery market growth was robust across all our key markets in both developed and emerging markets with the exception of France and southern Europe where we saw some slowdown in the rate of growth through the half. Growth in revenues was balanced across our three categories with our chocolate revenues ahead by 6%, candy revenues ahead by 7% and gum ahead by 10%.
Revenues in our emerging markets continued to grow in double-digits with revenues ahead by 13% despite the adverse impact of planned route to market changes in Russia and Turkey. Growth was strong across all our markets with good results in India +25%; South Africa +16% and South America +15%.
Our focus brands, markets and customers revenues benefited from our more co-ordinated global category approach and increased focus on fewer, bigger initiatives. Our 13 focus brands grew by 9% with our three largest brands, Cadbury Dairy Milk, Trident and Halls ahead by 9%, 12% and 13%, respectively. Cadbury Dairy Milk growth was driven by exceptional results in emerging markets. Trident benefited from continued growth in the US, the growth of centre-filled gum in Mexico and South America and the launch of longer-lasting gum in Europe. Our focus markets grew by 9% and focus customers by 7%.
Underlying operating margins at constant exchange rates rose by 190 basis points with exchange rate movements contributing a further 20 basis points. This progress on margins was driven by the combination of: cost efficiencies; improved performance from under-performing emerging markets; strong growth in higher margin brands and operational leverage. Good price realisation in most of our markets enabled us to recover significant increases in input costs.
We have seen good benefits of our Vision into Action (VIA) cost reduction programme, primarily from reductions in sales, general and administration costs (SG&A) but also from reduced supply chain costs. Key projects which benefited the half include:
•	Down-sizing of central functions in preparation for the relocation of headquarters from central London to an office west of London shared with the UK business, which took place at the end of June;

•	Restructuring of our Americas business with the consolidation of our businesses in the US and Canada, and operations across South America into larger commercial organisations;

•	Consolidation of our distribution and warehousing structure in the UK and increased automation at our chocolate production facility in Ireland.
The Board has agreed a 6% increase in the interim dividend to 5.3p, in line with our dividend policy announced in June 2007. The interim dividend will be paid on 17 October 2008 to Ordinary Shareholders on the Register at the close of business on 19 September 2008. As previously indicated, it is the Board’s intention to propose a dividend payout ratio for 2008, ahead of the stated long-term target of between 40% and 50% of underlying earnings.
Restructuring and Non-Underlying Items
The reported results in the first half of 2008 have been impacted by £100 million of restructuring and other non-underlying items. Of this, £71 million is related to restructuring, primarily our VIA cost reduction initiatives (£49 million) and costs relating to the creation of a stand-alone confectionery company following the separation of Americas Beverages (£14 million). Fair value accounting under IAS 39 contributed a loss of £21 million to our reported Profit from Operations due to the difference between market commodity prices and spot exchange rates compared to the hedge rates used in the underlying results.
Strategy Update
On 7 May, the demerger of Americas Beverages (now Dr Pepper Snapple Group) was completed.
In June last year we set out our VIA strategy to maintain our strong revenue momentum and significantly improve our operating margins, from around 10% to mid-teens by 2011. While we have made good progress executing this strategy, we are facing an uncertain economic outlook and further increases in input costs in 2009. In order to underpin the delivery of the performance goals we set out as part of the VIA for 2009 and beyond we are renewing our focus on costs, pricing, organisation structure and business portfolio.
As it relates to our portfolio and following the demerger of the Dr Pepper Snapple Group, we intend to review the position of our remaining beverage business. While this business is integrated with our confectionery operations in Australia, we have been separating key commercial functions, primarily to improve the focus on the individual categories of confectionery and beverages. The review will take some months to complete and we will update shareholders on the conclusions of the review when it is complete.
We will provide a further update to the market in our October Interim Management Statement.

Board Structure
We are currently in the process of reviewing our Board structure and composition to ensure that it has the appropriate balance of financial, performance management and commercial experience.
Investor Relations
We are today announcing that Sally Jones, Director of Investor Relations for the last ten years has decided to step down. The Board would like to thank Sally for her significant contribution to the group and wish her well. Sally will leave in mid-October after the third quarter IMS. We are pleased to announce the appointment of John Dawson, who will succeed Sally as Director of Investor Relations following her departure. John has extensive investor relations experience most recently as VP Investor Relations and Corporate Communications at ICI.
2008 Outlook
For the full year, we expect revenue growth around the top end of our 4% - 6% goal range and margin growth in line with current market consensus. As we have previously indicated, we will be cycling demanding 2007 second half revenue and margin comparatives. While we expect our commodity cost increases for the year to remain in the 5% - 6% range, these increases will be weighted toward the second half. However, based on the strength of our revenue momentum, the commercial programmes we have planned for the second half and the continuing benefits of our cost reduction initiatives, we are confident of a successful outcome for 2008.
Dividend Reinvestment Policy
Those shareholders who participated in the Group’s Dividend Reinvestment Policy (DRIP) prior to the demerger will be able once again to participate in respect of the interim dividend.
Next Events
Forthcoming Group announcements/events are listed below:

14 October 2008	Interim Management Statement
16 December 2008	Preliminary Trading Update

OPERATING REVIEW
(CONTINUING BUSINESSES)
Britain, Ireland, Middle East and Africa (BIMA)

				Business
		Base	Acq/	improvement
£ millions	2007	Business	Disposals	costs change	Exchange	2008

Revenue	717	33	(26)	—	9	733
- year-on-year change		+4.6%	-3.6%	—	+1.2%	+2.2%
Underlying Profit from Operations	54	14	(2)	1	1	68
- year-on-year change		+25.8%	-3.7%	+1.9%	+1.9%	+25.9%
Underlying Operating Margin	7.5%	+160bps				9.3%

In Britain, Ireland, the Middle East and Africa (BIMA), base business revenues grew by 5% with the disposal of Monkhill reducing total revenues by 4%. Growth was driven by higher marketing investment and double-digit growth from emerging markets. Profit and margin progress in the first half was strong with base business margins (before the impact of acquisitions and disposals) ahead by 160 bps benefiting from a further improvement in Nigeria, cost reduction initiatives and the absence of one-off costs in Britain and Ireland relating to the 2007 Easter product recall.
In Britain, revenues grew by 3% with the planned exit from some less profitable promotions more than offset by good growth in core brands, including Cadbury Dairy Milk and the launch of the Creme Egg Twisted Bar. In gum, we have recently launched four new products, including chocolate centred Trident Sweet Kicks and a range of other new centre-filled flavours, which extend the Trident offer into the more traditional breath freshening sector of the market. Our supply chain reconfiguration projects are progressing in line with plan with improved efficiencies benefiting margins.
Our emerging market businesses in the region grew revenues by 14% despite significant portfolio rationalisation in Egypt where we are undertaking a significant rationalisation of our mass-market portfolio in candy and chocolate. While this is improving overall price realisation, volumes are lower We saw an excellent performance in South Africa, our largest business in the region, with revenues ahead by 16%:All categories grew strongly and our share increased by more than 200 basis points to over 32%. We also had a good half in Nigeria with revenues strongly ahead and profitability improved.
Europe

				Business
		Base	Acq/	improvement
£ millions	2007	Business	Disposals	costs change	Exchange	2008

Revenue	391	10	34	—	61	496
- year-on-year change		+2.6%	+8.7%		+15.6%	+26.9%
Underlying Profit from Operations	30	—	2	(4)	7	35
- year-on-year change		—	+6.7%	-13.3%	+23.3%	+16.7%
Underlying Operating Margin	7.7%	-20bps				7.1%

In Europe, planned route to market changes in Russia and Turkey, portfolio rationalisation and lower market growth in Southern Europe and France have impacted revenue and margin performance in the half. Base business revenues grew by 3% with the route to market changes reducing growth by an estimated 2 percentage points in the half. Acquisitions (Intergum in Turkey and Kandia in Romania) net of disposals (Cadbury Italia) increased revenues by 9%. Base business underlying operating margins were down 20 bps in the half, primarily reflecting investments in the route to market changes.
We made good progress in gum across the region with share gains in many markets including France, Spain and Russia. Performance was driven by the continued growth in centre-filled gum and the roll-out of our longer-lasting gum technology under our strong local brand names. Longer-lasting gum was launched in the first half in Spain and Portugal under the Trident brand and in northern Europe under the Stimorol brand with further flavour roll-outs planned for the second half. Candy performance benefited from strong growth in Halls in Poland and Russia and our candy brands in Turkey.
In Turkey, we are integrating our existing distribution infrastructure with the Intergum business we acquired last year. Although this had a negative impact on revenue performance in the first half, recent sales into the trade through the new route to market have improved and we are expecting a return to growth in the second half. In Russia, toward the end of the half, we signed an agreement with Megapolis, the largest tobacco distributor in Russia, to distribute our products into smaller outlets outside our key markets of Moscow and St Petersburg. This is expected to strengthen the availability of our key brands in this large customer base and reduce costs with the benefits starting to come through in the second half
Americas

				Business
		Base	Acq/	Improvement
£ millions	2007	Business	Disposals	Costs Change	Exchange	2008

Revenue	651	81	(15)	—	32	749
- year-on-year change		+12.4%	-2.3%	—	+5.0%	+15.1%
Underlying Profit from Operations	109	30	(1)	1	6	145
- year-on-year change		+27.5%	-0.9%	+0.9%	+5.5%	+33.0%
Underlying Operating Margin	16.7%	+230bps				19.4%

In the Americas, performance in the half was outstanding with continued strong growth in both revenues and margins. Base business revenues grew by 12% with strong growth in both developed and emerging markets. Underlying base business operating margins increased by 230 basis points reflecting strong growth coupled with the benefits of the first half 2007 pricing initiatives and the significant benefits from the SG&A and supply chain cost reduction initiatives across the region which were implemented toward the end of 2007.
In the US, revenues grew by nearly 20% with excellent performances across our whole gum and candy portfolio. The US gum market was 8% ahead benefiting from price increases implemented in the first half of 2007 and continued high levels of innovation activity. Our growth continued to be driven by our Trident and Stride brands with Stride share reaching 6.9% of the total US gum market in June. In April, Trident Xtracare, containing our proprietary Recaldent technology was launched. In candy, growth was driven by all key brands: Halls, Sour Patch Kids and Swedish Fish. In Canada, revenues were modestly lower, in part reflecting further portfolio optimisation.
In Latin America, revenue growth remained strong with good results from both gum and candy. All countries in the region performed well. In Mexico, our share of the gum market increased to nearly 80% reflecting the continued success of Trident centre-filled gum coupled with the benefits of our investment in expanding our route to market. In Venezuela, revenues were significantly ahead as we increased pricing to cover higher import tariffs.
Asia Pacific

				Business
		Base	Acq/	Improvement
£ millions	2007	Business	Disposals	Costs Change	Exchange	2008

Revenue	563	46	(4)	—	66	671
- year-on-year change		+8.2%	-0.7%		+11.7%	+19.2%
Underlying Profit from Operations	40	6	(1)	9	7	61
- year-on-year change		+15.0%	-2.5%	+22.5%	+17.5%	+52.5%
Underlying Operating Margin	7.1%	+50bps				9.1%

In Asia Pacific, base business revenue growth was 8% ahead with the disposal of Cottees Foods reducing growth by 1%. Underlying base business margins were 50 bps ahead driven by both improved cost efficiencies and operating leverage. Reported margins were 200 basis points ahead benefiting from lower business improvement costs and movements in exchange rates.
In developed markets, revenues grew by 4%. In Australia confectionery, growth benefited from the combination of successful innovation and the phasing of promotional activity. While our beverage business in Australia had a good half with share ahead in a market which increased by 3%, revenues were impacted by the planned exit from a non-core manufacturing contract. We have recently been given notification by Red Bull that it intends to assume the distribution for Red Bull in Australia from January 2009. In 2007, this distribution arrangement contributed around 6% to our beverage gross profits in Australia.
In Japan, the launch of centre-filled gum under the Clorets brand drove our share to an all time high of 21.7% and Halls revenues benefited from the national roll-out of the brand.
Our emerging markets in the region had an excellent half with revenues up by over 20% with results driven by continued strong growth in India and improved results in Thailand. In India, revenues were up by 25% with all focus brands growing strongly and continued success of our Bubbaloo bubblegum brand which was launched last year. In South East Asia, performance was strengthened by improved results from Thailand which benefited from the launch of sugar-free and centre-filled gum under the Dentyne brand and expansion into chocolate with the launch of Cadbury Dairy Milk.

FINANCIAL REVIEW

			Reported	Constant
			Currency	Currency
(£ millions)	2008	2007	Growth %	Growth %
		Re-presented[1]

Revenue	2,653	2,326	+14	+7

Underlying Profit from Operations	248	168	+48	+35
Restructuring & other non-underlying items
- Restructuring costs	(71)	(34)
- Amortisation and impairment of acquisition intangibles	(2)	(15)
- Non-trading items	(6)	(2)
- IAS 39 adjustment	(21)	(2)

Profit from Operations	148	115	+29	+11

Share of results in associates	4	5

Underlying Net Financing	(29)	(20)
Net Financing	(9)	(8)

Underlying Profit before Taxation	223	153	+46	+33
Profit before Taxation	143	112	+28	+12

Underlying Taxation	(65)	(46)
Taxation	23	(48)

Underlying profit for the period – continuing operations	158	107
Profit for the period – continuing operations	166	64

Discontinued Operations	(53)	118

Profit for the Period	113	182

EPS - Continuing Operations
- Underlying	8.4p	5.2p	+62	+48
- Reported	8.9p	3.1p
EPS - Continuing & Discontinued
- Underlying	12.6p	11.9p	+6	-1
- Reported	6.0p	8.7p

EPS - Pro-forma[2]	11.7p	8.0p	+46	+34

[1]	Following the completion of the demerger on 7 May 2008, Americas Beverages is classified as a discontinued operation in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” and the results, including prior periods, together with an allocation of interest relating to the debt demerged, are presented within Discontinued Operations at the bottom of the Income Statement.

[2]	As a result of the scheme of arrangement to replace Cadbury Schweppes plc with Cadbury plc as the new holding company of the group and the subsequent demerger of Americas Beverages, the shares of the Group were restructured with 100 Cadbury Schweppes shares being replaced with 64 Cadbury shares and 12 shares in DPSG. Proforma EPS calculates underlying earnings per share of the continuing Group with reference to the underlying net profit from continuing operations and assumes that the share restructure was in place for the entire period in both 2007 and 2008.

Continuing Operations
Revenues at £2.7 billion were 14% higher than last year at actual exchange rates. On a base business basis (excluding the impact of acquisitions, disposals and exchange rates), revenues grew by 7%.
Underlying profit from continuing operations was up 48%, or 35% at constant exchange rates, with underlying operating margin increasing by 210bps to 9.3% or 190bps at constant exchange rates. This was primarily as a result of the continued successful implementation of our confectionery cost reduction programme.
Marketing spend at £297 million was £52 million higher than 2007 at actual rates and £34 million higher at constant exchange rates reflecting continued investment behind our brands. This represents a marketing to sales ratio of 11.2%; an increase of 70bps at both constant and actual exchange rates.
Central costs fell by £4 million to £61 million as a result of initiatives to reduce our central costs. Excluding the impact of associated business improvement costs, central costs were £11 million lower in 2008 than 2007. For the full year, we expect central costs to be within our target of 2% of revenues. From 2008, certain of our central supply chain, commercial and science and technology costs previously included within central costs are being charged to the regions and 2007 results have been re-presented on a consistent basis.
Restructuring & Other Non-Underlying Items
The charge in respect of business restructuring reported outside underlying profit was £71 million. Included in this amount are costs relating to the separation of Americas Beverages and the creation of a stand-alone confectionery company (£14 million) and restructuring costs relating to the Vision into Action (VIA) cost reduction programme (£49 million). As previously announced, the decision to reduce contract manufacturing volumes with Gumlink, a third party supplier, will result in penalties and has given rise to a further restructuring charge in the first half of £3 million. A further £5 million of costs were incurred as we continued to integrate our 2007 acquisitions. For the full year, we expect restructuring charges in respect of VIA initiatives to be around £130 million.
Amortisation and impairment of intangibles was £2 million.
The loss on non-trading items of £6 million relates primarily to the disposal of our Monkhill business announced in January 2008.
Fair value accounting under IAS 39 contributed a loss of £21 million to our reported Profit from Operations due to the difference between market commodity prices and spot exchange rates compared to the hedge rates used in the underlying results.
Profit from Operations (excluding associates) was up 29%. The Group’s share of profits in associates (net of interest and tax) at £4 million was £1 million lower than in the first half of 2007.
The underlying net financing charge for the Continuing Group, after reflecting a pension financing credit of £16 million (2007: £15 million), at £29 million was £9 million higher than the prior year. Finance costs, excluding the pension finance credit, rose from £35 million to £45 million due to an increase in the average level of net debt following acquisitions made in the second half of 2007, an increase in interest rates and exchange rate movements. The average net interest rate in the half was 5.5%. For the full year we expect the average to be around 6% reflecting the refinancing of a maturing bond and higher short-term rates. As indicated previously, an allocation of interest relating to the debt demerged with Americas Beverages has been included within Discontinued Operations.
The reported net financing charge was £9 million, £20 million lower than the underlying financing charge, reflecting the impact of the IAS 39 financing adjustment, including a £21 million gain on marking our commodity derivatives to market prices at 30 June 2008.
Underlying Profit before Tax was up 46% to £223 million as a result of the improved underlying operating performance. Reported Profit before Tax was up by 28% to £143 million reflecting the flow through of improved underlying operating performance and the beneficial impact of exchange rates.
The underlying tax rate in first half 2008 was 29% as against 30% in 2007. For the full year 2008, we expect the underlying tax rate to remain at around 29%. As a result of certain reorganisations relating to the continuing Group carried out in preparation for the demerger of Americas Beverages and other non-underlying items, the Group has recognised a non-underlying tax credit of £88 million.
Discontinued Operations
Discontinued operations relate to the pre-demerger results of Americas Beverages (now Dr Pepper Snapple Group) and transaction costs incurred as a result of the separation. For the period through to demerger on May 7, Americas Beverages reported a net underlying profit of £79 million. After reflecting the £132 million cost, including associated tax, of the demerger reported within discontinued operations, a net charge of £53 million is reflected within Discontinued Operations. A full income statement, including comparatives, for Americas Beverages is included in note 10.
Demerger Costs
The total separation costs relating to the demerger of Americas Beverages were £143 million of which £45 million was charged in 2007.
Earnings
Continuing Group underlying earnings per share were up 62% to 8.4p principally as a result of improved base business performance, the change in share structure following the demerger of Americas Beverages and exchange rates.
Total Group earnings per share were 6.0p, down 2.7p on 2007 as a result of the dilutive impact of the Americas Beverages demerger and the recognition of costs associated with the demerger.
On a proforma basis, that is after taking into consideration the impact of the capital restructure as a result of the demerger of Americas Beverages and re-presenting comparatives on a consistent basis, underlying proforma earnings per share for the continuing group increased by 46% from 8.0p to 11.7p with the increase driven by the growth in base business (3.4p) and exchange rates (1.0p) partially offset by acquisitions and disposals (-0.6p) and an increase in the proforma number of shares
(-0.1p).
Dividends
The Board has agreed a 6% increase in the interim dividend per share to 5.3p. This will be paid on 17 October 2008 to Ordinary Shareholders on the Register at the close of business on 19 September 2008.
Cash Flow Statement
Free cash outflow in the first half was £109 million compared with a £2 million inflow in 2007 as a result of 2007 including 2 more months of free cash flow generation from Americas Beverages, a £67 million increase in net capital expenditure reflecting lower disposal proceeds, investment in our new gum factory in Poland and a £37 million increase in restructuring spend. Net capital spend for the ongoing confectionery business was £153 million in the half: for the full year 2008, we continue to expect confectionery net capital spend to be around £400 million.
Net Debt
Net debt decreased from £3.2 billion at the end of 2007 to £1.7 billion at the half year reflecting the demerger of debt with Americas Beverages partially offset by the settlement of transaction related costs, the payment of the 2007 final dividend and exchange rates. In July 2008 the Group issued a £350 million bond under its EMTN programme. The bond has a coupon of 7.25% and expires in 2018. We expect net debt at the end of the year to be modestly higher than the half year reflecting the timing of restructuring and capital spend payments.

Ends

For further information
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
Sally Jones

Media Enquiries
Cadbury	+44 1895 615011
Katie Bell
Alex Harrison

The Maitland Consultancy	+ 44 20 7379 5151
Philip Gawith
Presentation
A presentation on the results will be webcast live on the Group’s website http://www.cadbury.com at 9.30am (BST) today. Copies of the presentation will be available on the website from 9.00am (BST).
Teleconference Call
A teleconference call for analysts and investors will take place at 3pm (BST) today, 4pm (central Europe), 10am (EST).

Dial-in numbers:	UK and Europe	+44 20 7138 0816

	USA	+1 718 354 1171

Replay	UK and Europe	+44 20 7806 1970
	USA	+1 718 354 1112
Replay Access Number:		4456715#
The teleconference call will be archived on the Cadbury plc corporate website at www.cadbury.com.
Video Interview
A video interview with Chairman Roger Carr, CEO Todd Stitzer and CFO Ken Hanna is available from 7.00am (BST) today on www.cadbury.com
High resolution images to accompany this announcement are available for the media to view and download free of charge from www.visimedia-online.com.
Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our

Form 20-F filed with the US Securities and Exchange Commission posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.
Notes:
About Cadbury plc
Cadbury plc is the world’s largest confectionery business with number one or number two positions in over 20 of the world’s 50 largest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and the Natural Confectionery Company in candy.
Our Performance Scorecard
Our ambition to maintain revenue growth while improving margins and returns is reflected in our new financial scorecard for the 2008 to 2011 period:
•	Annual organic revenue growth of 4-6%

•	Total confectionery share gain

•	Mid teens trading margin by 2011

•	Strong dividend growth

•	Efficient balance sheet

•	Growth in return on invested capital
Commercial Strategy: Focus on Top Markets, Brands and Customers
To help drive further revenue growth, under a new category management structure, we are focusing our resources on a fewer number of markets, brands and customers:
•	Our 12 focus markets include the UK, US, Australia, Mexico, Brazil, India and Russia. Together, these markets represent around 60% of our total revenues and are forecast to account for over 60% of expected category growth over the next five years.

•	Our 13 focus brands, include our biggest brands such as Cadbury Dairy Milk, Trident, Halls, Dentyne and Flake and our newer fast growing brands, Green & Black’s and The Natural Confectionery Company. Together, our 13 focus brands account for around 50% of our confectionery revenues and have above average revenue growth and operating returns.

•	Our 10 focus customers comprise 7 top retailers (including WalMart, Tesco, Carrefour and Lidl) and 3 trade channels (impulse in developed markets; traditional trade in emerging markets; and international travel retail). Together, these customers account for over 50% of our revenues.

Condensed Consolidated Income Statement for the
6 months ended 30 June 2008

		2008	2008	2008	2007	2007	2007	2007
						Half Year
					Half Year	Non-	Half Year
					Underlying	underlying	Total	Full Year
		Half Year	Half Year	Half Year	re-	re-	re-	Total
		Underlying	Non-underlying	Total	presented	presented	presented	re-
		unaudited	unaudited	unaudited	unaudited	unaudited	unaudited	presented
	Notes	£m	£m	£m	£m	£m	£m	£m

Continuing Operations
Revenue		2,653	—	2,653	2,326	—	2,326	5,093
Trading costs		(2,405)	(23)	(2,428)	(2,158)	(17)	(2,175)	(4,628)
Restructuring costs	2	—	(71)	(71)	—	(34)	(34)	(165)
Non-trading items	3	—	(6)	(6)	—	(2)	(2)	2

Profit from operations		248	(100)	148	168	(53)	115	302
Share of result in associates		4	—	4	5	—	5	8

Profit before financing and taxation		252	(100)	152	173	(53)	120	310
Investment revenue	4	28	—	28	21	—	21	56
Finance costs	5	(57)	20	(37)	(41)	12	(29)	(88)

Profit before taxation		223	(80)	143	153	(41)	112	278
Taxation	6	(65)	88	23	(46)	(2)	(48)	(112)

Profit for the period from continuing operations		158	8	166	107	(43)	64	166

Discontinued operations
Profit / (loss) for the period from discontinued operations	10	79	(132)	(53)	140	(22)	118	241

Profit for the period		237	(124)	113	247	(65)	182	407

Attributable to:
Equity holders of the parent		237	(124)	113	247	(65)	182	405
Minority interests		—	—	—	—	—	—	2

		237	(124)	113	247	(65)	182	407

Earnings per share From continuing and discontinued operations
Basic	8	12.6p		6.0p	11.9p		8.7p	19.4p
Diluted	8	12.5p		6.0p	11.7p		8.6p	19.2p

From continuing operations
Basic	8	8.4p		8.9p	5.2p		3.1p	7.9p
Diluted	8	8.3p		8.8p	5.1p		3.0p	7.8p

In accordance with IFRS 5, the prior period Income Statements, Statements of Recognised Income and Expense and related notes have been re-presented following the classification of Americas Beverages as a discontinued operation (see Note 10).

Condensed Consolidated Statement of Recognised Income and Expense for the 6 months ended 30 June 2008

	2008	2007	2007
		Half Year
	Half Year	re-presented	Full Year
	unaudited	unaudited	re-presented
	£m	£m	£m

Currency translation differences (net of tax)	108	20	132
Actuarial (loss)/gain on post retirement benefit obligations (net of tax)	(122)	46	168

Net (expense) /income recognised directly in equity	(14)	66	300

Profit for the period from continuing operations	166	64	166
(Loss)/profit for the period from discontinued operations	(53)	118	241

Total recognised income and expense for the period	99	248	707

Attributable to:
Equity holders of the parent	99	248	705
Minority interests	—	—	2

	99	248	707

Condensed Consolidated Balance Sheet at 30 June 2008

		2008	2007	2007
		Half Year	Half Year
	Notes	unaudited	unaudited	Full Year
		£m	£m	£m

ASSETS

Non-current assets

Goodwill		1,945	1,668	2,805
Acquisition intangibles		1,358	1,152	3,378
Software intangibles		88	77	149
Property, plant & equipment	9	1,559	1,361	1,904
Investment in associates		31	20	32
Deferred tax assets		107	88	124
Retirement benefit asset		87	—	223
Trade and other receivables		33	5	50
Other investments		16	1	2

		5,224	4,372	8,667

Current Assets

Inventories		789	640	821
Trade and other receivables		839	788	1,197
Tax recoverable		25	20	41
Short term investments	13	273	71	2
Cash and cash equivalents	13	212	173	493
Derivative financial instruments		18	23	46

		2,156	1,715	2,600
Assets held for sale		3	3,971	71

TOTAL ASSETS		7,383	10,058	11,338

LIABILITIES

Current liabilities
Trade and other payables		(1,293)	(1,136)	(1,701)
Tax payable		(239)	(170)	(197)
Short term borrowings and overdrafts	13	(1,054)	(1,553)	(2,562)
Short term provisions		(92)	(43)	(111)
Obligations under finance leases	13	(1)	(21)	(21)
Derivative financial instruments		(26)	(30)	(22)

		(2,705)	(2,953)	(4,614)

Non-current liabilities
Trade and other payables		(30)	(22)	(37)
Borrowings	13	(1,128)	(1,730)	(1,120)
Retirement benefit obligation		(105)	(66)	(143)
Tax payable		(32)	(18)	(16)
Deferred tax liabilities		(198)	(321)	(1,145)
Long term provisions		(168)	(23)	(61)
Obligations under finance leases	13	(2)	(2)	(11)

		(1,663)	(2,182)	(2,533)
Liabilities directly associated with assets classified as held for sale		—	(1,120)	(18)

TOTAL LIABILITIES		(4,368)	(6,255)	(7,165)

NET ASSETS		3,015	3,803	4,173

EQUITY

Share capital	12	136	263	264
Share premium account	12	15	1,200	1,225
Other reserves	12	380	(185)	(4)
Retained earnings	12	2,475	2,515	2,677

Equity attributable to equity holders of the parent		3,006	3,793	4,162

Minority interest		9	10	11

TOTAL EQUITY		3,015	3,803	4,173

Condensed Consolidated Cash Flow Statement for the 6 months ended 30 June 2008

		2008	2007	2007
		Half Year	Half Year
	Notes	unaudited	unaudited	Full Year
		£m	£m	£m

Net cash (used in)/from operating activities	14	(2)	104	812

Investing activities
Dividends received from associates		—	—	8
Proceeds on disposal of property, plant and equipment		4	31	57
Purchases of property, plant & equipment		(218)	(178)	(409)
Americas Beverages separation costs paid		(60)	—	(30)
Americas Beverages net cash and cash equivalents demerged	10	(63)	—	—

Net consideration from acquisitions of businesses and associates		14	(61)	(352)
Net cash assumed on acquisitions		—	1	6
Sale of investments, associates and subsidiary undertakings		51	4	27
Cash removed on disposal		(4)	(1)	(1)

Acquisitions and disposals		61	(57)	(320)
Movement in equity investments and money market deposits		(271)	52	127

Net cash used in investing activities		(547)	(152)	(567)

Net cash flow before financing activities		(549)	(48)	245

Financing activities
Dividends paid		(222)	(207)	(311)
Dividends paid to minority interests		—	—	(1)
Capital element of finance leases repaid		(21)	(21)	(21)
Proceeds on issues of ordinary shares		32	30	56
Net movement of shares held under Employee Trust		1	20	(13)
Proceeds of new borrowings		2,846	809	2,026
Borrowings repaid		(2,410)	(663)	(1,722)

Net cash generated from / (used in) financing activities		226	(32)	14

Net (decrease)/increase in cash and cash equivalents		(323)	(80)	259

Net cash and cash equivalents
Opening		449	186	186
Effect of foreign exchange rates		4	(6)	4
Less: Net overdrafts / (cash and cash equivalents) transferred to disposal group held for sale		—	10	—

Closing net cash and cash equivalents		130	110	449

Net cash and cash equivalents in the continuing group includes overdraft balances of £82 million (2007 Half Year: £63 million, 2007 Full Year: £44 million).

Segmental Reporting and Reconciliation of Underlying Measures
Business segment analysis

				Underlying
		Profit from	Operating	profit from	Underlying
2008 Half Year	Revenue	operations	margin	operations	margin
(unaudited)	£m	£m	%	£m	%

BIMA	733	29	4.0	68	9.3
Europe	496	17	3.4	35	7.1
Americas	749	139	18.6	145	19.4
Asia Pacific	671	55	8.2	61	9.1

	2,649	240	9.1	309	11.7
Central	4	(92)	n/a	(61)	n/a

	2,653	148	5.6	248	9.3

Share of results in associates		4		4

Profit before Financing and Taxation		152		252
Investment revenue		28		28
Finance cost		(37)		(57)

Profit before Taxation		143		223
Taxation		23		(65)
Minority interests		—		—

Profit for the period from continuing operations		166		158
Discontinued operations – Americas Beverages		(53)		79

Profit for the period – Equity holders		113		237

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Reported	restructuring	and impairment	non-trading	IAS 39	performance
2008 Half Year	Performance	costs	of intangibles	items	adjustment	measure
(unaudited)	£m	£m	£m	£m	£m	£m

BIMA	29	13	—	7	19	68
Europe	17	16	1	—	1	35
Americas	139	6	1	(1)	—	145
Asia Pacific	55	5	—	—	1	61
Central	(92)	31	—	—	—	(61)

Profit from Operations	148	71	2	6	21	248
Share of result in associates	4	—	—	—	—	4
Financing	(9)	—	—	—	(20)	(29)

Profit before Taxation	143	71	2	6	1	223

Reconciliation from reported to underlying earnings & earnings per share

	----- Earnings -----			----- Earnings per share -----
2008 Half year	Continuing	Discontinued	Total	Continuing	Discontinued	Total
(unaudited)	£m	£m	£m	pence	pence	pence

Reported	166	(53)	113	8.9	(2.9)	6.0

Reversal of:
Restructuring costs	71	3	74	3.8	0.2	4.0
Amortisation and impairment of intangibles	2	8	10	0.1	0.4	0.5
Non-trading items	6	(1)	5	0.3	—	0.3
Demerger costs	—	116	116	—	6.2	6.2
IAS 39 adjustment	1	(5)	(4)	—	(0.3)	(0.3)
Tax effect on the above*	(88)	11	(77)	(4.7)	0.6	(4.1)

Underlying	158	79	237	8.4	4.2	12.6

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).
*	Also includes tax arising on certain intra-group reorganisations – see Note 8.

Segmental Reporting and Reconciliation of Underlying Measures
Business segment analysis

				Underlying
2007 Half Year		Profit from	Operating	profit from	Underlying
(re-presented)	Revenue	operations	margin	operations	margin
unaudited	£m	£m	%	£m	%

BIMA	717	59	8.2	54	7.5
Europe	391	20	5.1	30	7.7
Americas	651	102	15.7	109	16.7
Asia Pacific	563	12	2.1	40	7.1

	2,322	193	8.3	233	10.0
Central	4	(78)	n/a	(65)	n/a

	2,326	115	4.9	168	7.2

Share of results in associates		5		5

Profit before Financing and Taxation		120		173
Investment revenue		21		21
Finance cost		(29)		(41)

Profit before Taxation		112		153
Taxation		(48)		(46)
Minority interests		—		—

Profit for the period from continuing operations		64		107
Discontinued operations – Americas Beverages		118		140

Profit for the period – Equity holders		182		247

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
2007 Half Year	Reported	restructuring	and impairment of	non-trading	IAS 39	performance
(re-presented)	Performance	costs	intangibles	items	adjustment	measure
unaudited	£m	£m	£m	£m	£m	£m

BIMA	59	7	—	(13)	1	54
Europe	20	8	—	2	—	30
Americas	102	5	1	—	1	109
Asia Pacific	12	1	14	13	—	40
Central	(78)	13	—	—	—	(65)

Profit from Operations	115	34	15	2	2	168
Share of result in associates	5	—	—	—	—	5
Financing	(8)	—	—	—	(12)	(20)

Profit before Taxation	112	34	15	2	(10)	153

Reconciliation from reported to underlying earnings & earnings per share

2007 Half year	----- Earnings -----			----- Earnings per share -----
(re-presented)	Continuing	Discontinued	Total	Continuing	Discontinued	Total
unaudited	£m	£m	£m	pence	pence	pence

Reported	64	118	182	3.1	5.6	8.7

Reversal of:
Restructuring costs	34	6	40	1.6	0.3	1.9
Amortisation and impairment of intangibles	15	12	27	0.7	0.6	1.3
Non-trading items	2	—	2	0.1	—	0.1
Demerger costs	—	14	14	—	0.7	0.7
IAS 39 adjustment	(10)	—	(10)	(0.4)	—	(0.4)
Tax effect on the above*	2	(10)	(8)	0.1	(0.5)	(0.4)

Underlying	107	140	247	5.2	6.7	11.9

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).
*	Also includes tax arising on certain intra-group reorganisations – see Note 8.

Segmental Reporting and Reconciliation of Underlying Measures
Business segment analysis

				Underlying
		Profit from	Operating	profit from	Underlying
2007 Full Year	Revenue	operations	margin	operations	margin
(re-presented)	£m	£m	%	£m	%

BIMA	1,579	83	5.3	153	9.7
Europe	879	61	6.9	82	9.3
Americas	1,372	191	13.9	234	17.1
Asia Pacific	1,254	133	10.6	146	11.6

	5,084	468	9.2	615	12.1
Central	9	(166)	n/a	(118)	n/a

	5,093	302	5.9	497	9.8

Share of results in associates		8		8

Profit before Financing and Taxation		310		505
Investment revenue		56		56
Finance cost		(88)		(106)

Profit before Taxation		278		455
Taxation		(112)		(128)
Minority interests		(2)		(2)

Profit for the period from continuing operations		164		325
Discontinued operations – Americas Beverages		241		305

Profit for the period – Equity holders		405		630

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Reported	restructuring	and impairment of	non-trading	IAS 39	performance
2007 Full Year	Performance	costs	intangibles	items	adjustment	measure
(re-presented)	£m	£m	£m	£m	£m	£m

BIMA	83	60	—	1	9	153
Europe	61	18	1	3	(1)	82
Americas	191	33	2	1	7	234
Asia Pacific	133	8	15	(9)	(1)	146
Central	(166)	46	—	2	—	(118)

Profit from Operations	302	165	18	(2)	14	497
Share of result in associates	8	—	—	—	—	8
Financing	(32)	—	—	—	(18)	(50)

Profit before Taxation	278	165	18	(2)	(4)	455

Reconciliation from reported to underlying earnings & earnings per share

	----- Earnings -----			----- Earnings per share -----
2007 Full Year	Continuing	Discontinued	Total	Continuing	Discontinued	Total
(re-presented)	£m	£m	£m	pence	pence	pence

Reported	164	241	405	7.9	11.5	19.4

Reversal of:
Restructuring costs	165	35	200	7.9	1.7	9.6
Amortisation and impairment of intangibles	18	24	42	0.9	1.1	2.0
Non-trading items	(2)	—	(2)	(0.1)	—	(0.1)
Demerger costs	—	40	40	—	1.9	1.9
Contract termination gain	—	(31)	(31)	—	(1.5)	(1.5)
IAS 39 adjustment	(4)	—	(4)	(0.2)	—	(0.2)
Tax effect on the above*	(16)	(4)	(20)	(0.8)	(0.1)	(0.9)

Underlying	325	305	630	15.6	14.6	30.2

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).
*   Also includes tax arising on certain intra-group reorganisations – see Note 8.

1. GENERAL INFORMATION AND ACCOUNTING POLICIES
(a) The financial information included within the half yearly financial report has been prepared using accounting policies including presentation consistent with International Financial Reporting Standards (IFRSs) as issued by the IASB and endorsed by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, as issued by the IASB and adopted by the European Union.
During the period, the Group has undergone significant re-organisation in order to effect the demerger of the Americas Beverages Business, as described in Note 12. The accounts of Cadbury plc have been prepared as if it had been in existence since 1 January 2007. The following summarises the accounting principles that have been applied in preparing the half yearly financial report on a reverse acquisition accounting basis:
•	the income statements for Cadbury plc have been prepared as if the operations of Cadbury plc were in existence the whole of the period from 1 January 2007 to 30 June 2008; and
•	Changes in share capital and reserves as a result of the capital reorganisation have been reflected in the current period. Differences between these amounts and the previously reported share capital and reserves have been adjusted in the Demerger reserve, as set out in Note 12.
The accounting policies are the same as those set out in the Group’s published accounts for the year ended 31 December 2007 except for the adoption of IFRS 8 “Operating Segments”. The Group has adopted IFRS 8 in advance of its effective date, with effect from 1 January 2008.
IFRIC 14 “The limit on a defined benefit asset, minimum funding requirements and their interaction” is effective from 1 January 2008 and is expected to be endorsed by the EU by the end of the year. The Group has considered IFRIC 14 when determining the appropriateness of recognising defined benefit assets.
The Group has re-presented its segmental analysis for the comparative 2007 financial information to allocate the central costs which directly support the regions to the regional operating segments as this is consistent with the way in which the Chief Operating Decision Maker reviews the results of the operating segments.
The directors have considered the principal risks and uncertainties affecting the Group and its performance in the second half and determined that those discussed in the Group’s published accounts for the year ended 31 December 2007 remain relevant except to the extent that they relate to the execution of the demerger of Americas Beverages. These risks include external risks (including competition, customer consolidation and raw material prices); internal risks (including product quality and safety); execution risks (including execution of our Vision into Action programme) and financial risks (including interest rate and foreign currency fluctuations).
(b) The half yearly financial report is unaudited and was approved by the board of directors on 29 July 2008. The full year figures for 2007 set out in this announcement do not constitute statutory accounts for the purpose of s240 of the Companies Act 1985 but are derived from the statutory accounts for that year after re-presenting, in accordance with IFRS 5, Americas Beverages as a discontinued operation. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors report on these accounts was unqualified and did not contain a statement under s237(2) or (3) of the Companies Act 1985.
(c) Use of underlying measures
Cadbury believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying trends to shareholders. These measures are used by Cadbury for internal performance analysis and are considered by the Remuneration Committee in determining incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit.

The adjustments made to reported profit are summarised below:
•	Restructuring costs — the costs incurred by the Group in implementing significant restructuring projects, such as Vision into Action, the major Group-wide efficiency programme in pursuit of the mid-teen margin goal and integrating acquired businesses are classified as restructuring. These are programmes involving one-off incremental items of major expenditure. In addition, costs incurred to establish a stand-alone confectionery business have also been classified as restructuring. The Group views restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business;

•	Amortisation and impairment of acquisition intangibles — under IFRS, the Group continues to amortise certain short-life acquisition intangibles and also recognises, from time to time, impairments of goodwill which have arisen on previous acquisitions. This amortisation and impairment is not considered to be reflective of the underlying trading of the Group;

•	Non-trading items — as part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside continuing operations. Whilst the income or cost stream of these items is considered to be underlying in value any profit or loss realised on the ultimate disposal is not considered to be an underlying profit item;

•	IAS 39 adjustments — fair value accounting — under IAS 39, the Group seeks to apply hedge accounting to its various hedge relationships, (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible under the rules of IAS 39 and practical to do so. Due to the nature of its hedging arrangements, in a number of circumstances the Group is unable to apply hedge-accounting to the arrangements. The Group continues, however, to enter into these arrangements as they provide certainty or active management of the commodity prices affecting the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash-flows. The Group believes that these arrangements remain effective, economic and commercial hedges despite the inability to apply hedge accounting and therefore will continue internally to manage the performance of the business and incentivise and reward success on this basis. The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange, interest rate or commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange, interest rate or commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). Whilst the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be based on the fixed or hedged rate. The adjustment made by the Group therefore is to report its underlying performance on the internal measure described above; and

•	Exceptional items — certain other items which do not reflect the Group’s underlying trading performance and due to their significance and one-off nature have been classified as exceptional. The gains and losses on these discrete items can have a material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside underlying and comprise:

Demerger costs — the Group has incurred significant transaction costs, including one-off financing fees, as a result of the separation of Americas Beverages which have been classified outside underlying earnings; and

Contract termination gain — in the second half of 2007, the Group received amounts in respect of the termination of a distribution agreement for the beverage brand “Glaceau” in the US, which is included in discontinued operations. The gain which would otherwise have been received through distribution of the product in 2008, offset by the write-off of associated intangible assets, is excluded from the underlying results of the group. The balance of the settlement which would have related to 2007 has been included within the underlying results of the group.

•	Taxation — the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time there may be tax items which as a consequence of their size and nature are excluded from underlying earnings including the tax impact of reorganisations undertaken in preparation for the separation of Americas Beverages.
(d) Free cash flow
Free cash flow is the measure used by the Group for internal cash flow performance analysis and is the primary cash flow measure used by management. The Group believes that free cash flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure.
Free cash flow therefore represents the amount of cash generated in the year by the underlying business and provides investors with an indication of the net cash flows generated which may be used for, or are required to be funded by, the payment of dividends to equity shareowners and other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing. A reconciliation of Free Cash Flow from the corresponding IFRS measure is presented in Note 15.
In 2008, payments of £18 million (2007: £38 million) made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are part of a wider pension funding strategy totalling some £190 million in the period from 2005 to 2008. The Group believes that the funding of these pension arrangements is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating the Free Cash Flow. The Group will continue this reporting practice in future years. The Group continues to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.
(e) Segmental analysis
From 1 July 2007, the continuing Group was reorganised into four operating regions from three. Europe, Middle East and Africa (EMEA) was split into two regions: Britain, Ireland, Middle East & Africa (BIMA) and Europe. Americas and Asia Pacific are unchanged. The segmental analysis for the 6 months to 30 June 2007 has been re-presented to reflect the EMEA result split into the new BIMA and Europe regions.
In addition to the adoption of IFRS 8, the Group has changed the measure of operating profit which is disclosed segmentally to align with the way in which the Chief Operating Decision Maker assesses the performance of and allocates the Group’s resources to the regions. As such the 2007 segmental analysis has been re-presented to allocate costs previously included within central to the operating regions.
Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies.
(f) Retirement benefit obligations
The Group has updated its accounting for pensions under IAS 19 as at 30 June 2008.  This involved rolling forward the assumptions from the 2007 year end and updating for changes in market rates and updating for the actual return on assets.
The £170 million pre-tax actuarial loss recognised in the Statement of Other Recognised Income and Expense primarily related to actual asset returns being less than expected for the UK pension fund.

2.	RESTRUCTURING

During the first half of 2008, the continuing Group incurred £71 million (2007: £34 million) of restructuring costs. The majority of this, £49 million, related to the Group’s Vision into Action programme to drive efficiencies throughout the Group and achieve the Group’s mid-teen margin goal. In addition, £14 million related to the demerger of Americas Beverages and establishing a stand-alone Confectionery business, £5 million related to integration of the businesses acquired in 2007 and £3 million related to an onerous contract.

In the first half of 2007, £8 million related to an onerous contract, £4 million related to costs incurred to facilitate the separation of the Americas Beverage business and the remaining £22 million related to our major cost reduction initiative in the continuing confectionery business.

In the 2007 full year the total restructuring expense of £165 million related to the Group’s Vision into Action programme (£151m), the separation of the Americas Beverages business (£5m) and an onerous contract (£9m).

3.	NON-TRADING ITEMS

During 2008, the Continuing Group recorded a loss from non-trading items of £6 million (2007: loss of £2 million). This principally related to the finalisation of the loss on disposal of a non-core UK confectionery company, Monkhill, the disposal of which was completed in February 2008.

In the first half of 2007, the £2 million loss comprised principally £14 million net insurance recoveries to rebuild the Pontefract factory destroyed by fire in 2005, £4 million loss from the disposal of non-core businesses and £12 million loss relating to the impairment of property, plant & equipment in China.

In the 2007 full year non-trading items resulted in a £2 million credit.

4.	INVESTMENT REVENUE

	2008	2007	2007
		unaudited	Full Year
	unaudited	re-presented	re-presented
	£m	£m	£m

Interest on bank deposits	12	6	26
Post retirement employee benefits	16	15	30

Investment revenue - underlying	28	21	56

5.	FINANCE COSTS

	2008	2007	2007
		unaudited	Full Year
	unaudited	re-presented	re-presented
	£m	£m	£m

Underlying finance costs	57	41	106
Fair value movements in treasury instruments	(20)	(12)	(18)

Reported finance costs	37	29	88

Underlying net finance costs	29	20	50

6. TAXATION

	2008	2007	2007
		unaudited	Full Year
	unaudited	re-presented	re-presented
	£m	£m	£m

UK	12	(2)	4
Overseas	53	48	124

Underlying taxation	65	46	128

Tax on restructuring costs	(16)	(6)	(34)
Tax on amortisation and impairment of intangibles*	(191)	(6)	2
Tax on non-trading items**	118	7	15
Tax on IAS 39 adjustment	1	7	1

Reported taxation	(23)	48	112

*	Includes the recognition of the deferred tax benefits associated with certain reorganisations carried out in preparation for the demerger of Americas Beverages realised in the continuing group.

**	Includes tax costs of certain reorganisations relating to the continuing group carried out in preparation for the demerger or Americas Beverages.
7.	DIVIDENDS

	2008	2007	2007
	unaudited	unaudited	Full Year
	£m	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the year ended 31 December 2007 of 10.5 pence (31 December 2006 of 9.90p) per share	222	207	207
Half year dividend for the year ended 31 December 2007 of 5.00 pence per share	—	—	104

	222	207	311

At 30 June 2008 the 2008 half year dividend of 5.3p per share had not been declared to equity holders and as such was not included as a liability. The expected cash payment in respect of the half year dividend for the half year ended 30 June 2008 is £71 million.
8.	EARNINGS PER SHARE
(a). Basic EPS – Continuing and Discontinued
The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	----- Half Year -----			----- Full Year -----
	(unaudited)
	Earnings		EPS		Earnings	EPS
	2008	2007	2008	2007	2007	2007
	£m	£m	pence	pence	£m	pence

Reported – Continuing and Discontinued	113	182	6.0	8.7	405	19.4

Restructuring costs	74	40	4.0	1.9	200	9.6
Amortisation and impairment of acquisition intangibles	10	27	0.5	1.3	42	2.0
Non-trading items	5	2	0.3	0.1	(2)	(0.1)
Contract termination gain	—	—	—	—	(31)	(1.5)
Demerger costs	116	14	6.2	0.7	40	1.9
IAS 39 adjustment	(4)	(10)	(0.3)	(0.4)	(4)	(0.2)
Effect of tax on above items*	(77)	(8)	(4.1)	(0.4)	(20)	(0.9)

Underlying – Continuing and Discontinued	237	247	12.6	11.9	630	30.2

*	Effect of tax on above items, includes a £34 million credit (HY07 £nil, FY07 £21 million charge) arising on certain reorganisations carried out in preparation for the separation of Americas Beverages.
An explanation of the reconciling items between reported and underlying performance measures is included in Note 1 (c).

(b). Diluted EPS – Continuing and Discontinued
Diluted EPS has been calculated based on the Reported and Underlying Earnings amounts above. The diluted reported and underlying earnings are set out below:

	2008	2007	2007
	unaudited	unaudited	Full year
	pence	pence	pence

Diluted Reported – Continuing and Discontinued	6.0	8.6	19.2

Diluted Underlying – Continuing and Discontinued	12.5	11.7	29.9

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2008	2007	2007
	unaudited	unaudited	Full year
	million	million	million

Average shares used in Basic EPS calculation	1,875	2,086	2,087
Dilutive share options outstanding	14	26	21

Shares used in Diluted EPS calculation	1,889	2,112	2,108

Share options whose exercise price is above the average share price for the relevant period are non dilutive and therefore excluded from the calculation of diluted EPS. Non-dilutive share options totalled 2 million in the first half of 2008 (HY and FY 2007: nil).
(c). Continuing Operations EPS
The reconciliation between Reported Continuing and Underlying Continuing EPS, and between the earnings figures used in calculating them, is as follows:

	----- Half Year -----			----- Full Year -----
	unaudited			re-presented
	Earnings		EPS		Earnings	EPS
		2007		2007
	2008	re-presented	2008	re-presented	2007	2007
	£m	£m	pence	pence	£m	pence

Reported – Continuing Operations	166	64	8.9	3.1	164	7.9

Restructuring costs	71	34	3.8	1.6	165	7.9
Amortisation and impairment of acquisition intangibles	2	15	0.1	0.7	18	0.9
Non-trading items	6	2	0.3	0.1	(2)	(0.1)
IAS 39 adjustment	1	(10)	—	(0.4)	(4)	(0.2)
Effect of tax on above items*	(88)	2	(4.7)	0.1	(16)	(0.8)

Underlying – Continuing Operations	158	107	8.4	5.2	325	15.6

*	Effect of tax on above items, includes £63 million credit (HY07 £nil, FY07 £nil) relating to certain reorganisations carried out in preparation of the demerger of Americas Beverages.
Diluted Continuing EPS has been calculated based on the Reported Continuing and Underlying Continuing Earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is set out above. The diluted reported and underlying earnings from continuing operations are set out below:

	2008	2007	2007
		unaudited	Full year
	unaudited	re-presented	re-presented
	pence	pence	pence

Diluted Reported – Continuing Operations	8.8	3.0	7.8

Diluted Underlying – Continuing Operations	8.3	5.1	15.4

9.	PROPERTY, PLANT AND EQUIPMENT
(a)	Analysis of movements

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost
At 31 December 2007	732	2,578	283	3,593
Exchange rate adjustments	17	72	17	106
Additions	9	24	159	192
Additions on fair value of acquisitions of subsidiaries	7	(4)	—	3
Transfers on completion	7	94	(101)	—
Transfers to software intangibles	—	—	(6)	(6)
Transfers to assets held for sale	(2)	—	—	(2)
Disposals	(9)	(48)	—	(57)
Demerger of Americas Beverages	(197)	(464)	(90)	(751)

At 30 June 2008	564	2,252	262	3,078

Accumulated depreciation
At 31 December 2007	(151)	(1,538)	—	(1,689)
Exchange rate adjustments	(5)	(53)	—	(58)
Depreciation for the year	(11)	(96)	—	(107)
Disposals	5	38	—	43
Demerger of Americas Beverages	44	248	—	292

At 30 June 2008	(118)	(1,401)	—	(1,519)

Carrying amount
At 31 December 2007	581	1,040	283	1,904

At 30 June 2008	446	851	262	1,559

The value of land not depreciated is £136 million (31 December 2007: £183 million).
10.	DISCONTINUED OPERATIONS
On 7 May 2008, the Group completed the demerger of its Americas Beverages business. In accordance with IFRS 5, “Non-current assets held for sale and discontinued operations” this business is classified as discontinued and the prior periods have been re-presented on a consistent basis. The re-presentation includes an allocation of the Group’s interest charge relating to the debt funding which was demerged with the business.
(a) The results of the discontinued operations, which have been included in the consolidated income statement, are as follows:

	2008	2007	2007
	Period to	Half Year	Full Year
	May 6	unaudited	unaudited
	unaudited	re-presented	re-presented
	£m	£m	£m

Revenue	951	1,423	2,878
Trading costs	(795)	(1,166)	(2,324)
Restructuring costs	(3)	(6)	(35)
Amortisation and impairment of acquisition intangibles	(8)	(12)	(24)
Contract termination gain	—	—	31
Non-trading items	1	—	—

Profit from operations	146	239	526
Share of result in associates	—	—	—

Profit before financing and taxation	146	239	526
Finance costs	(44) *	(46)	(94)

Profit before taxation	102	193	432
Taxation	(41)	(61)	(145)
Demerger costs	(98)	(14)	(40)
Tax on demerger	(16)	—	(6)

(Loss) / profit for the period	(53)	118	241

*	Includes £18 million of non-underlying financing fees associated with the demerger.

(b) The major classes of assets and liabilities comprising the Americas Beverages operations are as follows:

2008
At demerger
7 May 2008
unaudited
£m

ASSETS

Non-current assets

Goodwill and acquisition intangibles	2,927
Software intangibles	54
Property, plant & equipment	459
Investment in associates	7
Deferred tax assets	116
Trade and other receivables	46

3,609
Current Assets

Inventories	200
Trade and other receivables	339
Cash and cash equivalents	113

652

TOTAL ASSETS	4,261

LIABILITIES

Current liabilities
Trade and other payables	(346)
Short term borrowings and overdrafts	(910)
Short term provisions	(10)

(1,266)

Non-current liabilities
Trade and other payables	(3)
Retirement benefit obligation	(37)
Deferred tax liabilities	(754)
Long term provisions	(26)
Long term borrowings and obligations under finance leases	(1,084)

(1,904)

TOTAL LIABILITIES	(3,170)

NET ASSETS	1,091

Note: net cash and cash equivalents total £63 million including £50 million of overdrafts included in short term borrowings and overdrafts.
(c) During the year, the Americas Beverages operations generated £4 million of the Group’s net operating cash flows, paid £184 million in respect of investing activities and generated £430 million from financing activities.

11.	ACQUISITIONS

During the period from 1 January 2008 to 30 June 2008 the Group made no acquisitions. In the period, the Group has recorded adjustments to the opening balance sheet of Intergum, a Turkish confectionery company acquired on 31 August 2007 for initial consideration of £192 million. These adjustments are principally a reduction in consideration of £21 million relating to the finalisation of the purchase price and a reduction of £1 million in net assets, which have caused the goodwill on acquisition to decrease by £20 million.

In the first half of 2007, the Group acquired 93.32% of Kandia-Excelent S.A., a Romanian confectionery company for consideration of £57 million. The assets and liabilities acquired were previously included in the balance sheet at provisional values. By 30 June 2008 the remaining 6.68% had been acquired and the fair values were finalised giving rise to an increase of £2 million in goodwill.

In addition, during July 2007 the Group acquired Sansei Foods, a Japanese confectionery business, for total consideration of £61 million and South-East Atlantic Bottling Corporation for £27 million.

12.	SHARE CAPITAL AND RESERVES

(a)	Share capital

During the period from 1 January 2008 to 7 May 2008, 4,939,337 ordinary shares of 12.5p in Cadbury Schweppes plc were allotted and issued upon the exercise of share options, with a nominal value of £0.6million.

On 11 April 2008 shareowners in Cadbury Schweppes plc approved a special resolution allowing the company to issue one deferred share of 12.5p in Cadbury plc, and a scheme of arrangement whereby with the sanction of the High Court, the capital of the company was reduced from £400,000,000 divided into 3,199,999,999 ordinary shares of 12.5p each and one deferred share of 12.5p to £135,744,028.625 divided into 1,085,952,228 ordinary shares of 12.5p each and one deferred share of 12.5p by cancelling all the issued ordinary shares. The same scheme of arrangement then increased the capital of the company back to £400,000,000 divided into 3,199,999,999 ordinary shares of 12.5p each and one deferred share of 12.5p by authorising and issuing the same number of new ordinary shares of 12.5p each.

On 2 May 2008, a new holding company, Cadbury plc was inserted into the Group over the listed parent company, Cadbury Schweppes plc, and on that date the ordinary shares of Cadbury plc were admitted to listing on The London and New York Stock Exchanges (as ADRs in the case of New York), the shares and ADRs of Cadbury Schweppes plc being delisted at the same time.

In return for the cancellation of their Cadbury Schweppes plc ordinary shares, shareowners received 64 ordinary 500p shares and 36 beverage 500p shares in Cadbury plc for every 100 ordinary shares previously held in Cadbury Schweppes plc. The beverage shares were then cancelled via a court sanctioned reduction of capital and shareowners received shares in Dr Pepper Snapple Group, Inc. at a ratio of three for one on 7 May 2008 when the Americas Beverages business was demerged. The share capital of Cadbury plc reduced from £17,500,050,000 divided into 2,500,000,000 ordinary shares of 500p each, 1,000,000,000 beverage shares of 500p, 49,998 redeemable preference shares of £1 each and 2 deferred shares of £1 each, to £250,000,000 divided into 2,500,000,000 ordinary shares of 10p each.

The issued capital of Cadbury plc on 7 May 2008, after the reduction of capital, was £135,299,057.40 divided into 1,352,990,574 Ordinary shares of 10p each.

During the period from 7 May 2008 to 30 June 2008, 2,264,326 ordinary shares of 10p in Cadbury plc were allotted and issued upon the exercise of share options, with a nominal value of £0.2million.

(b) Movements on capital and reserves

		Share		Capital			Acquisition
	Share	capital	Share	redemption	Demerger	Translation	reval’n	Retained
	capital	beverages	premium	reserve	Reserve	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2007	264	—	1,225	90	—	(139)	45	2,677	4,162
Currency translation differences (net of tax)	—	—	—	—	—	108	—	—	108
Unwind of acquisition revaluation reserve	—	—	—	—	—	—	(3)	3	—
Credit from share based payment and movement in own shares	—	—	—	—	—	—	—	10	10
Actuarial loss on defined benefit pension schemes (net of tax)	—	—	—	—	—	—	—	(122)	(122)
Shares issued – Cadbury Schweppes plc	1	—	15	—	—	—	—	—	16
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	—	—	113	113
Dividends paid	—	—	—	—	—	—	—	(222)	(222)
Scheme of arrangement	6,765	3,805	—	—	(10,570)	—	—	—	—
Capital reduction	(6,630)	(3,805)	—	—	10,435	—	—	—	—
Elimination of Cadbury Schweppes plc reserves	(265)	—	(1,240)	(90)	1,637	—	(42)	—	—
Demerger of Americas Beverages	—	—	—	—	(1,091)	—	—	—	(1,091)
Transfer of shares in DPSG to Other investments	—	—	—	—	—	—	—	16	16
Shares issued – Cadbury plc	1	—	15	—	—	—	—	—	16

At 30 June 2008	136	—	15	—	411	(31)	—	2,475	3,006

13. NET DEBT
The Group’s definition of net debt is shown below:

	2008	2007	2007
	unaudited	unaudited	Full year
	£m	£m	£m

Short term investments	273	71	2
Cash and cash equivalents	212	173	493
Short term borrowings and overdrafts	(1,054)	(1,553)	(2,562)
Obligations under finance leases	(1)	(21)	(21)
Borrowings – non current	(1,128)	(1,730)	(1,120)
Obligations under finance lease – non current	(2)	(2)	(11)

Net debt	(1,700)	(3,062)	(3,219)

14. RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES

	2008	2007	2007
			Full year
	unaudited	unaudited	re-presented
	£m	£m	£m

Profit from operations – Continuing Operations	148	115	302
Profit from operations – Discontinued Operations	146	239	526

	294	354	828
Adjustments for:
Depreciation, amortisation and impairment	137	148	290
Restructuring	(5)	(1)	82
Non-trading items	5	2	(2)
Post retirement benefits	1	6	5
Additional funding of past service pensions deficit	(18)	(38)	(48)
Other non-cash items	27	14	57

Operating cash flows before movements in working capital	441	485	1,212

Increase in inventories	(159)	(100)	(61)
Decrease in receivables	61	57	77
(Increase)/decrease in payables	(65)	(112)	3

Net movement in working capital	(163)	(155)	19

Cash generated by operations	278	330	1,231
Interest paid	(116)	(87)	(193)
Interest received	11	6	21
Demerger financing costs	(53)	—	—
Income taxes paid – excluding disposals	(86)	(138)	(235)
Income taxes paid – disposals	(36)	(7)	(12)

Net cash (used in)/generated from operating activities	(2)	104	812

15. RECONCILIATION OF FREE CASH FLOW
Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and minority dividends and after all capital investment excluding share sales or purchases by the Employee Trust.

	2008	2007	2007
	6 months	6 months
	unaudited	unaudited	Full year
	£m	£m	£m

Net cash from operating activities	(2)	104	812
Add back:
Additional funding of past service pensions deficit	18	38	48
Demerger financing costs	53	—	—
Income taxes paid on disposals	36	7	12
Less:
Net capital expenditure	(214)	(147)	(352)
Net associate and minority dividends	—	—	7

Free cash flow	(109)	2	527

16. POST BALANCE SHEET EVENTS
On 11 July 2008 the Group priced a £350 million note issue under its £5 billion Euro Medium Term Programme. The coupon on the 2018 notes has been fixed at 7.25% (semi annual) with an issue price of 99.587%. The notes are guaranteed by Cadbury Holdings Limited (formerly known as Cadbury Schweppes plc) and Cadbury Schweppes Investments plc. The issue was fully subscribed.

RESPONSIBILITY STATEMENT
We confirm that to the best of our knowledge:
(a)	the condensed set of financial statements has been prepared in accordance with IAS 34 “Interim Financial Reporting”;

(b)	the half-yearly financial report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

(c)	the half-yearly financial report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).
By order of the Board

Todd Stitzer	Ken Hanna
Chief Executive Officer	Chief Financial Officer

29 July 2008	29 July 2008

INDEPENDENT REVIEW REPORT TO CADBURY PLC
We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 which comprises the condensed income statement, the condensed balance sheet, the condensed statement of recognised income and expense, the condensed cash flow statement and related notes 1 to 16. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.
Directors’ responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdoms’ Financial Services Authority.
As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union.
Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.
Scope of Review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London, UK
29 July 2008